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                           June 5, 2020

       Corey Fishman
       President and Chief Executive Officer
       Iterum Therapeutics plc
       200 South Wacker Drive, Suite 2550
       Chicago, IL 60606

                                                        Re: Iterum Therapeutics
plc
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Response dated May
21, 2020
                                                            File No. 333-237326

       Dear Mr. Fishman:

              We have reviewed your May 21, 2020 response to our comment letter and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2020 letter.

       Response Dated May 21, 2020

       General

   1. We note your response to prior comment 1. To assist in our understanding and analysis of your response, please
supplementally furnish the Indenture and any other applicable governing documents
pertaining to the intra-group loan arrangement between the
                                                        Company and Iterum
Bermuda.
 Corey Fishman
FirstName LastNameCorey Fishman
Iterum Therapeutics plc
Comapany NameIterum Therapeutics plc
June 5, 2020
Page 2
June 5, 2020 Page 2
FirstName LastName
       You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:      Brian A. Johnson, Esq.